Form 51-101F3

Trans-Orient Petroleum Ltd. (the “Company”)
REPORT OF MANAGEMENT AND DIRECTORS
ON RESERVES DATA AND OTHER INFORMATION

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of the Company are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements.

The Company is in the process of exploring its oil and gas properties and has not yet determined whether they contain reserves that are economically recoverable. As a result, there is no report of an independent qualified reserves evaluator or auditor on reserves data as at July 31, 2009, as the Company did not have any category of reserves by NI 51-101 definitions and as a result this report refers only to Other Oil and Gas Information as required by Part 6 of NI 51-101.

The board of directors of the Company has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management.

The board of directors of the Company has approved:

(a)	the content and filing with securities regulatory authorities of the other oil and gas information; and

(b)	the content and filing of this report in Form 51-101F1 and this Form 51- 101F3.

Because certain of the other oil and gas information are based on judgements regarding future events, actual results will vary and the variations may be material.

Dated: November 27, 2009

Trans-Orient Petroleum Ltd.

Signed: “Garth Johnson”
Garth Johnson
President, Chief Executive Officer and Director

Signed: “Ronald Bertuzzi”
Ronald Bertuzzi
Director

Signed: “Michael Hart”
Michael Hart
Director

Signed: “Barry MacNeil”
Barry MacNeil
Director

Signed: “Douglas Lynes”
Douglas Lynes
Chief Financial Officer